CarGurus, Inc.
2 Canal Park, 4th Floor

Cambridge, MA 02141

(617) 354-0068

October 6, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington D.C. 20549

Attn:                    Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

RE:                                                                          CarGurus, Inc.

Registration Statement on Form S-1

File No. 333-220495

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00pm, Washington, D.C. time, on October 11, 2017, or as soon thereafter as is practicable.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Michael A. Conza at (617) 951-8459.

Very truly yours,

CARGURUS, INC.

		By:	/s/ Jason Trevisan
		Name:	Jason Trevisan
		Title:	Chief Financial Officer and Treasurer

cc:	Morgan, Lewis & Bockius LLP